Exhibit 23.2
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in this Registration Statement on Form S-8 of our reports dated November 29, 2007, relating to the consolidated financial statements (which report expresses an unqualified opinion and includes an explanatory paragraph relating to The Scotts Miracle-Gro Company’s adoption of Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans on September 30, 2007) and consolidated financial statement schedule of The Scotts Miracle-Gro Company, and the effectiveness of The Scotts Miracle-Gro Company’s internal control over financial reporting, appearing in the Annual Report on Form 10-K of The Scotts Miracle-Gro Company for the year ended September 30, 2007.
/s/ Deloitte & Touche LLP
Columbus, Ohio
October 9, 2008